UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

The9 Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

88337K203

(CUSIP Number)

Jun Zhu

Incsight Limited

c/o 21/F, Building No. 3, 690 Bibo Road

Zhangjiang Hi-Tech Park

Pudong New Area, Shanghai 201203

People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88337K203

1	NAMES OF REPORTING PERSONS Jun Zhu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,483,530(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,483,530(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,483,530(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of (i) 6,107,334 ordinary shares and 912,094 ordinary shares represented by American depositary shares held by Incsight Limited, a British Virgin Islands company that is wholly owned and controlled by Mr. Jun Zhu, and (ii) 15,000,000 ordinary shares issued by the Issuer in the form of restricted shares and 8,464,102 ordinary shares represented by American depositary shares directly held by Mr. Jun Zhu.

(2)	Based on 121,315,465 ordinary shares of the Issuer issued and outstanding as of September 30, 2018.

CUSIP No.	88337K203

1	NAMES OF REPORTING PERSONS Incsight Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,019,428(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,019,4281)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,019,428(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Consists of 6,107,334 ordinary shares and 912,094 ordinary shares represented by American depositary shares held by Incsight Limited.
(2)	Based on 121,315,465 ordinary shares of the Issuer issued and outstanding as of September 30, 2018.

EXPLANATORY NOTE

This Amendment No. 4 (the “Amendment”) amends the Statement on Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on December 24, 2015, as amended by the Amendment No. 1, Amendment No. 2 and Amendment No.3 to the Schedule 13D filed with the SEC on March 29, 2016, January 9, 2017 and July 27, 2017, respectively (the “Schedule 13D”), by Mr. Jun Zhu and Incsight Limited (the “Reporting Persons,” and each, a “Reporting Person”) with respect to the ordinary shares, par value US$0.01 per share (the “Ordinary Shares”), of The9 Limited (the “Issuer”). Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D. This Amendment is being filed to report a material change in beneficial ownership by the Reporting Persons, and amends Items 1, 3 and 5 of the Schedule 13D. Except as provided herein, all other information in the Schedule 13D remains the same.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended by the following.

This Schedule 13D relates to the ordinary shares, par value US$0.01 per share (the “Ordinary Shares”), including Ordinary Shares represented by American depositary shares (the “ADSs”), each representing three Ordinary Shares, of The9 Limited (the “Issuer”), an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands. The ADSs are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “NCTY.” The principal executive offices of the Issuer are located at Building No. 3, 690 Bibo Road, Zhang Jiang Hi-Tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by the following.

As of the date of the Amendment, the transaction contemplated under the share purchase agreement dated as of June 7, 2017 by and between the Issuer and Incsight Limited was not closed.

On September 4, 2018, as approved and authorized by the Compensation Committee and the Board of Directors of the Issuer and pursuant to the Seventh Amended and Restated 2004 Stock Option Plan, the Issuer issued 15,000,000 Ordinary Shares in the form of restricted shares to Mr. Jun Zhu. Such restricted shares are subject to a six-month lock-up period and restrictions that will be removed in installments once certain pre-agreed financial performance target of the Issuer and service period conditions of the grantees are met. Simultaneous with the new grants, options to purchase 2,000,000 Ordinary Shares previously held by Mr. Jun Zhu were cancelled.

From October 2017 to September 2018, Mr. Jun Zhu purchased an aggregate amount of 3,624,678 Ordinary Shares represented by American depositary shares with his personal fund.

Item 5.	Interest in Securities of the Issuer.

The first paragraph under Item 5(a)–(b) of the Schedule 13D is hereby amended and restated as follows.

(a)–(b) The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 121,315,465 Ordinary Shares issued and outstanding as of September 30, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2018

/s/ Jun Zhu
Jun Zhu

Incsight Limited

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Director

[Signature Page to Schedule 13D/A (Amendment No. 4)]